

SI

18000618

RMS

Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 20 2018

Washington DC
406

SEC FILE NUMBER
8-69699

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilco Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Revere Drive

(No. and Street)

Northbrook	IL	60062
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly A. Young (847) 849-2985

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran PLLC

(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Jason R. Frank _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Hilco Corporate Finance, LLC _____ , as
of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

Principal Executive Officer
_____
Title

_____
Notary Public

S. MELUCH
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
September 08, 2021

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hilco Corporate Finance, LLC
Annual Financial Statements
Year Ended December 31, 2017

(FILED AS PUBLIC INFORMATION PURSUANT TO RULE 17a-5(d) UNDER
THE SECURITIES EXCHANGE ACT OF 1934)

Hilco Corporate Finance, LLC
Annual Financial Statement Index
Year Ended December 31, 2017



Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Hilco Corporate Finance, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hilco Corporate Finance, LLC as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Hilco Corporate Finance, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Hilco Corporate Finance, LLC's management. Our responsibility is to express an opinion on Hilco Corporate Finance, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hilco Corporate Finance, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Plante & Moran, PLLC

We have served as Hilco Corporate Finance, LLC's auditor since 2016.
Chicago, Illinois
February 5, 2018



Hilco Corporate Finance, LLC
Statement of Financial Condition
December 31, 2017

ASSETS

Cash & cash equivalents	$	373,369
Accounts receivable	$	2,334
Other assets		7,150
Total Assets	**$**	**382,853**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accrued bonus	$	65,500
Due to parent		2,392
Total Liabilities	**$**	**67,892**
MEMBER'S EQUITY		314,961
Total Liabilities and Member's Equity	**$**	**382,853**

The accompanying notes to the financial statements are an integral part of this statement.

1. ORGANIZATION

Hilco Corporate Finance, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Hilco Valuation Services, LLC (the "Parent"). The Company was formed on March 9, 2015 as a limited liability company in accordance with the laws of the state of Delaware. The Company received its initial capital contribution on January 5, 2016. The firm was approved as member of FINRA on August, 18, 2016. The primary business of the Company is to provide services in the areas of mergers and acquisitions and private capital raising.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rules (Rule 15c3-1) which require that the Company maintain a minimum net capital, as defined. The Company will operate in accordance with the exemptive provisions of paragraph (k): (2) (i) and (2) (ii) of SEC Rule 15c3-3.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts. At December 31, 2016, the cash and cash equivalents were held in interest bearing accounts at JPMorgan Chase Bank totaling $371,248. The Company also held cash in the Flex-Funding account with FINRA in the amount of $2,121 at December 31, 2017.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2017 and revenues and expenses during the period then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the statements.

Income Taxes
No provisions have been made for income taxes since the Company is a single member limited liability company and is considered a disregarded entity for income tax purposes. The sole member is liable for income taxes based on the Company's taxable income.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The Company recognizes and measures tax provisions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The U.S. Federal jurisdiction and the state of Illinois are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or state examinations by tax authorities for all periods since its inception.

3. RELATED PARTIES

The Company and its Parent have entered into an agreement whereby they share office space and office services. The cost of such space and services are allocated between the entities. Any amounts owed are due on demand and bear no interest. At December 31, 2017, the Company had recorded a liability of $2,392 which is due to its Parent for such services.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 6-2/3% of Aggregate Indebtedness (also as defined), and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At December 31, 2017, the Company's net capital requirement was $5,000. The Company's Net Capital was $305,477 which was above the required Net Capital by $300,477. At December 31, 2017, the Company's ratio of Aggregate Indebtedness to Net Capital was .2222 to 1.

5. COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2017 and through the date of this report there were no such claims.

6. SUBSEQUENT EVENTS

The subsequent events for the Company have been evaluated by management through February 5, 2018, the date financial statements were available to be issued. It was determined that there were no subsequent events to recognize in the financial statements.